nexa

IMPORTANT ANNUAL MEETING INFORMATION

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

Annual Meeting and Extraordinary Meeting Proxy Card

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Directors recommends a vote FOR Proposals 1 – 11.

	For	Against	Abstain
1. Consider and approve the Company's restated consolidated financial statements for the financial year ended December 31, 2016.	☐	☐	☐
2. Consider and approve the Company's annual accounts for the financial year ended December 31, 2017.	☐	☐	☐
3. Consider and approve the Company's consolidated financial statements for the financial year ended December 31, 2017.	☐	☐	☐
4. Resolve to confirm the share premium repayments approved by the Board of Directors of the Company during the financial year ended December 31, 2017 and resolve to offset the remaining profit for the year ended December 31, 2017 against losses brought forward.	☐	☐	☐
5. Ratify the appointment by the Board of Directors of the Company on December 14, 2017 of Ms. Daniella Dimitrov, Mr. Edward Ruiz and Ms. Jane Sadowsky to fill vacancies on the Board until the 2018 annual general meeting of the shareholders.	☐	☐	☐
6. Grant discharge (*quitus*) to all members of the Board of Directors of the Company who were in office during the financial year ended December 31, 2017 for the proper performance of their duties.	☐	☐	☐

7. Re-elect the members of the Board of Directors of the Company as directors until the 2019 annual general meeting of the shareholders:

	For	Against	Abstain
01 - Luis Ermírio de Moraes	☐	☐	☐
02 - Daniella Dimitrov	☐	☐	☐
03 - Diego Hernandez Cabrera	☐	☐	☐
04 - Eduardo Borges de Andrade Filho	☐	☐	☐
05 - Edward Ruiz	☐	☐	☐
06 - Ivo Ucovich	☐	☐	☐
07 - Jane Sadowski	☐	☐	☐
08 - Jean Simon	☐	☐	☐
09 - João Henrique Batista de Souza Schmidt	☐	☐	☐

	For	Against	Abstain
8. Determine the 2018 overall remuneration of the members of the Board of Directors and ratify the 2017 overall remuneration of the members of the Board of Directors.	☐	☐	☐
9. Appoint PricewaterhouseCoopers, société coopérative as statutory auditor (*réviseur d'entreprises agréé*) of the Company for the period ending at the 2019 annual general meeting of the shareholders.	☐	☐	☐
10. Consider the valuation to be presented by the Board of Directors on, subject to receipt of the approval of the Brazilian Electric Energy Regulatory Authority (*Agência Nacional de Energia Elétrica*) ("ANEEL"), the contribution in kind by Votorantim S.A. of up to 5% of the shares in Votorantim Metais Zinco S.A. to the freely distributable account (account 115) of the Company named "contribution to equity capital without issue of shares" ("capital contribution"), approval of the valuation of such shares, their contribution and transfer to the account 115 of the Company and the date of effectiveness thereof.	☐	☐	☐
11. Approve the amendments to article 14 of the articles of association of the Company to clarify the convening notice period and to ease the convening formalities as permitted under Luxembourg law.	☐	☐	☐

1 U P X 3 7 7 5 7 7 2

02UQ4C

. q PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. q Proxy — Nexa Resources S.A. + This proxy is solicited by the Board of Directors for use at Nexa Resources S.A.’s Annual General Meeting of Shareholders and Extraordinary Meeting of Shareholders on June 28, 2018 or any postponement(s) or adjournment(s) thereof. The undersigned, having read the Convening Notice and Proxy Statement, dated June 4, 2018, receipt of which is acknowledged hereby, does hereby appoint Elvinger Hoss Prussen, société anonyme, acting through any of its authorised representatives, including Me Karl Pardaens and/or Me Cristina Beniog, and each of them, proxies and attorneys-in-fact, each with full power of substitution, for and in the name of the undersigned, to vote and act at the Annual General Meeting of Shareholders and the Extraordinary Meeting of Shareholders of Nexa Resources S.A. (the “Company”) to be held at 10:00 a.m. Luxembourg time on June 28, 2018 at Arendt House, 41 Avenue J.-F. Kennedy, L-2082, Luxembourg, Grand Duchy of Luxembourg, and at any postponement(s) or adjournment(s) thereof, with respect to all of the common shares of the undersigned, standing in the name of the undersigned or with respect to which the undersigned is entitled to vote or act at the Annual General Meeting and the Extraordinary Meeting of Shareholders, with all of the powers that the undersigned would possess if personally present and acting as set forth on the reverse side hereof. This proxy, when properly executed and returned in a timely manner, will be voted in the manner directed on the reverse side hereof. If you submit a proxy but do not direct how your shares will be voted, the individuals named as proxies will vote your shares “FOR” the election of each of the nominees for director and “FOR” each of the other proposals identified herein. It is not expected that any other matters will be brought before the Annual General Meeting and the Extraordinary Meeting of Shareholders. If, however, other matters are properly presented, the individuals named as proxies will vote in accordance with their discretion with respect to such matters. (Items to be voted appear on reverse side.) Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer. Date (mm/dd/yyyy) — Please print date below. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box. + IF VOTING BY MAIL, YOU MUST COMPLETE SECTIONS A AND B ON BOTH SIDES OF THIS CARD. B